UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHARMING SHOPPES, INC.

(Name of Subject Company (Issuer))

COLOMBIA ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

ASCENA RETAIL GROUP, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

161133103

(CUSIP Number of Class of Securities)

David R. Jaffe

President and Chief Executive Officer

Ascena Retail Group, Inc.

30 Dunnigan Drive

Suffern, New York 10901

(845) 369-4500

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Julie M. Allen, Esq.

Steven L. Kirshenbaum, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	n/a	Filing Party:	n/a
Form of Registration No.:	n/a	Date Filed:	n/a
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Colombia Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Ascena Retail Group, Inc. (“Ascena”), for all of the outstanding shares of common stock, par value $0.10 per share, of Charming Shoppes, Inc. (the “Charming Shoppes”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 1, 2012, by and among Ascena, Purchaser and Charming Shoppes.

The tender offer described in the attached exhibits has not yet been commenced. The description contained therein is neither an offer to purchase nor a solicitation of an offer to sell securities of Charming Shoppes. At the time the tender offer is commenced, Ascena and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Charming Shoppes intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Ascena, Purchaser and Charming Shoppes intend to mail these documents to the shareholders of Charming Shoppes. These documents will contain important information about the tender offer, and shareholders of Charming Shoppes are urged to read them carefully when they become available. Shareholders of Charming Shoppes will be able to obtain a free copy of these documents (when they become available) and other documents filed by Charming Shoppes or Ascena with the SEC at the website maintained by the SEC at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Ascena by contacting Ascena’s Investor Relations department at 30 Dunnigan Drive, Suffern, NY 10901 or by contacting the Company’s Investor Relations department at 3750 State Road, Bensalem, PA 19020, (866) 247-7639.

Exhibit Index

Exhibit	Description

99.1	Joint Press Release, dated May 2, 2012, issued by Ascena Retail Group, Inc. and the Company.
99.2	Internal Announcement to Employees of Ascena Retail Group, Inc., dated May 2, 2012.
99.3	Presentation by David R. Jaffe, President and Chief Executive Officer of Ascena Retail Group, Inc., to Employees of Charming Shoppes, Inc., on May 2, 2012.
99.4	Transcript of Investor Conference Call with Investors of Ascena Retail Group, Inc., held on May 2, 2012.